EXHIBIT 99.1

FirstService Reports Strong First Quarter Results

Organic Growth and Increased Operating Margins Drive Strong Profitability

Operating highlights:

	Three months
	ended March 31
	2021	2020

Revenues (millions)	$711.1	$633.8
Adjusted EBITDA (millions) (note 1)	59.8	43.9
Adjusted EPS (note 2)	0.66	0.37

GAAP Operating Earnings (millions)	33.9	16.0
GAAP EPS	0.50	0.13

TORONTO, April 27, 2021 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its first quarter ended March 31, 2021. All amounts are in US dollars.

Consolidated revenues for the first quarter were $711.1 million, up 12% relative to the same quarter in the prior year, with organic growth accounting for half of the increase. Adjusted EBITDA (note 1) increased 36% to $59.8 million, and Adjusted EPS (note 2) was $0.66, representing 78% growth over the prior year quarter. GAAP Operating Earnings were $33.9 million, relative to $16.0 million in the prior year period. GAAP diluted earnings per share was $0.50 per share in the quarter, versus $0.13 in the same quarter a year ago.

“We are pleased to have kicked off the year with a strong first quarter,” said Scott Patterson, Chief Executive Officer of FirstService. “We saw growing momentum in our home improvement brands and capitalized on increased restoration activity, while our FirstService Residential platform showed continued strength and resilience in countering the impact of the pandemic,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates approximately US$2.8 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $350.5 million for the first quarter, an increase of 3% versus the prior year quarter, including 1% organic growth. Top-line performance continued to be moderated by temporary COVID-19-driven amenity closures and management contract suspensions in certain regions, particularly in the northeast U.S. and Canada. Adjusted EBITDA for the quarter was $29.4 million, up from $23.9 million in the prior year period. GAAP Operating Earnings were $23.2 million, up from $17.4 million versus the first quarter of last year. Operating margins were positively impacted by ancillary revenue, primarily driven by increased home resale activity.

FirstService Brands revenues for the first quarter totalled $360.6 million, up 23% relative to the prior year period. The revenue increase was comprised of 13% organic growth, with the balance from recent tuck-under acquisitions. Revenue was driven by robust growth at our home improvement brands, and further bolstered by increased weather-related activity across our restoration operations. Adjusted EBITDA was $33.4 million, up from $21.9 million in the prior year quarter. GAAP Operating Earnings were $16.5 million, versus $4.9 million in the prior year quarter. Operating margin expansion reflected the benefit of operating leverage in our businesses tied to strong home remodelling activity, as well as the increased contribution mix of restoration operations to the Brands division for the current quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.0 million in the first quarter, relative to $2.0 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.9 million, relative to $6.3 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Tuesday, April 27, 2021 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2021. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415, with the conference ID number 1932237 for all participants. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) the magnitude and length of economic and operational disruption resulting from the COVID-19 pandemic; (ii) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (iii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iv) changes in or the failure to comply with government regulations; and (v) other factors which are described in FirstService’s annual information form for the year ended December 31, 2020 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2021	2020

Net earnings	$23,843	$5,780
Income tax	7,720	1,546
Other income	(1,868)	(229)
Interest expense, net	4,187	8,887
Operating earnings	33,882	15,984
Depreciation and amortization	23,225	23,507
Acquisition-related items	(99)	405
Stock-based compensation expense	2,787	3,969
Adjusted EBITDA	$59,795	$43,865

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2021	2020

Net earnings	$23,843	$5,780
Non-controlling interest share of earnings	(3,767)	(1,755)
Acquisition-related items	(99)	405
Amortization of intangible assets	10,012	11,361
Stock-based compensation expense	2,787	3,969
Income tax on adjustments	(3,328)	(3,986)
Non-controlling interest on adjustments	(175)	(222)
Adjusted net earnings	$29,273	$15,552

	Three months ended
(in US dollars)	March 31
	2021	2020

Diluted net earnings per share	$0.50	$0.13
Non-controlling interest redemption increment (decrement)	(0.04)	(0.03)
Acquisition-related items	-	0.01
Amortization of intangible assets, net of tax	0.16	0.19
Stock-based compensation expense, net of tax	0.04	0.07
Adjusted EPS	$0.66	$0.37

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2021	2020

Revenues	$711,066	$633,831

Cost of revenues	490,812	435,149
Selling, general and administrative expenses	163,246	158,786
Depreciation	13,213	12,146
Amortization of intangible assets	10,012	11,361
Acquisition-related items (1)	(99)	405
Operating earnings	33,882	15,984
Interest expense, net	4,187	8,887
Other income	(1,868)	(229)
Earnings before income tax	31,563	7,326
Income tax	7,720	1,546
Net earnings	23,843	5,780
Non-controlling interest share of earnings	3,767	1,755
Non-controlling interest redemption increment (decrement)	(1,815)	(1,260)
Net earnings attributable to Company	21,891	5,285

Net earnings per share
Basic	$0.50	$0.13
Diluted	0.50	0.13

Adjusted EPS (2)	$0.66	$0.37

Weighted average common shares (thousands)
Basic	43,696	41,557
Diluted	44,218	41,937

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.

(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$152,712	$184,295
Restricted cash	24,714	24,643
Accounts receivable	411,937	418,890
Prepaid and other current assets	202,222	191,488
Current assets	791,585	819,316
Other non-current assets	11,807	12,922
Deferred income tax	2,166	2,048
Fixed assets	128,153	126,569
Operating lease right-of-use assets	154,035	153,185
Goodwill and intangible assets	1,083,017	1,082,500
Total assets	$2,170,763	$2,196,540

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$324,897	$349,692
Unearned revenues	103,112	90,131
Other current liabilities	9,765	12,135
Operating lease liabilities - current	36,340	35,315
Long-term debt - current	56,637	56,478
Current liabilities	530,751	543,751
Long-term debt - non-current	495,678	533,126
Operating lease liabilities - non-current	128,623	128,793
Other liabilities	94,768	96,093
Deferred income tax	41,286	41,345
Non-controlling interests	191,250	193,034
Shareholders' equity	688,407	660,398
Total liabilities and equity	$2,170,763	$2,196,540

Supplemental balance sheet information
Total debt	$552,315	$589,604
Total debt, net of cash	399,603	405,309

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$23,843	$5,780
Items not affecting cash:
Depreciation and amortization	23,225	23,507
Deferred income tax	(749)	(2,056)
Other	2,974	3,824
	49,293	31,055

Changes in non cash working capital
Accounts receivable	8,252	20,982
Payables and accruals	(26,920)	(10,479)
Other	(3,914)	(1,739)
Net cash provided by operating activities	26,711	39,819

Investing activities
Acquisition of businesses, net of cash acquired	(2,521)	-
Purchases of fixed assets	(13,337)	(15,348)
Other investing activities	(2,066)	(183)
Net cash used in investing activities	(17,924)	(15,531)

Financing activities
Decrease in long-term debt, net	(37,653)	(16,852)
Purchases of non-controlling interests, net	(3,391)	(3,751)
Dividends paid to common shareholders	(7,192)	(6,224)
Other financing activities	7,727	2,342
Net cash used in financing activities	(40,509)	(24,485)

Effect of exchange rate changes on cash	210	(910)

Decrease in cash, cash equivalents and restricted cash	(31,512)	(1,107)

Cash, cash equivalents and restricted cash, beginning of period	208,938	134,291

Cash, cash equivalents and restricted cash, end of period	$177,426	$133,184

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2021
Revenues	$350,480	$360,586	$-	$711,066
Adjusted EBITDA	29,407	33,407	(3,019)	59,795

Operating earnings	23,244	16,506	(5,868)	33,882

2020
Revenues	$339,663	$294,168	$-	$633,831
Adjusted EBITDA	23,890	21,946	(1,971)	43,865

Operating earnings	17,424	4,907	(6,347)	15,984

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566